UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

GreenLight Biosciences Holdings, PBC
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

39536G 105
(CUSIP Number)

Rafael Urquia II, Esq. c/o Fox Horan & Camerini LLP 885 Third Avenue, 17th Floor New York, NY 10022 (212) 480-4800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 29, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	39536G 105

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Boscolo Intervest Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐ (1)
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
1,520,408 shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
1,520,408 shares of Common Stock (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,520,408 shares of Common Stock (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.0% (2)
14		TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	This Schedule 13D is filed by Boscolo Intervest Limited, Chelt Trading Limited, The Highview Trust, and Jaime Javier Montealegre Lacayo (collectively, the “Reporting Persons”). These shares of the Issuer’s Common Stock, par value $0.0001 per share (the “Common Stock”), are held by Boscolo Intervest Limited. Chelt Trading Limited is the sole shareholder of Boscolo Intervest Limited. The Highview Trust, a grantor trust, is the sole shareholder of Chelt Trading Limited. Jaime Javier Montealegre Lacayo is the settlor, trustee, and sole beneficiary of The Highview Trust, and as such, possesses the ultimate voting and dispositive power over the Common Shares held by Boscolo Intervest Limited.

(2)	Calculated based on 151,681,314 shares of the Common Stock of the Issuer outstanding as of May 8, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 11, 2023.

SCHEDULE 13D

CUSIP No.	39536G 105

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Chelt Trading Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐ (1)
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
1,520,408 shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
1,520,408 shares of Common Stock (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,520,408 shares of Common Stock (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.0% (2)
14		TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	This Schedule 13D is filed by Boscolo Intervest Limited, Chelt Trading Limited, The Highview Trust, and Jaime Javier Montealegre Lacayo (collectively, the “Reporting Persons”). These shares of the Issuer’s Common Stock, par value $0.0001 per share (the “Common Stock”), are held by Boscolo Intervest Limited. Chelt Trading Limited is the sole shareholder of Boscolo Intervest Limited. The Highview Trust, a grantor trust, is the sole shareholder of Chelt Trading Limited. Jaime Javier Montealegre Lacayo is the settlor, trustee, and sole beneficiary of The Highview Trust, and as such, possesses the ultimate voting and dispositive power over the Common Shares held by Boscolo Intervest Limited.
(2)	Calculated based on 151,681,314 shares of the Common Stock of the Issuer outstanding as of May 8, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 11, 2023.

SCHEDULE 13D

CUSIP No.	39536G 105

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Highview Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐ (1)
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
1,520,408 shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
1,520,408 shares of Common Stock (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,520,408 shares of Common Stock (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.0% (2)
14		TYPE OF REPORTING PERSON (See Instructions)
OO

(1)	This Schedule 13D is filed by Boscolo Intervest Limited, Chelt Trading Limited, The Highview Trust, and Jaime Javier Montealegre Lacayo (collectively, the “Reporting Persons”). These shares of the Issuer’s Common Stock, par value $0.0001 per share (the “Common Stock”), are held by Boscolo Intervest Limited. Chelt Trading Limited is the sole shareholder of Boscolo Intervest Limited. The Highview Trust, a grantor trust, is the sole shareholder of Chelt Trading Limited. Jaime Javier Montealegre Lacayo is the settlor, trustee, and sole beneficiary of The Highview Trust, and as such, possesses the ultimate voting and dispositive power over the Common Shares held by Boscolo Intervest Limited.
(2)	Calculated based on 151,681,314 shares of the Common Stock of the Issuer outstanding as of May 8, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 11, 2023.

SCHEDULE 13D

CUSIP No.	39536G 105

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jaime Javier Montealegre Lacayo
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐ (1)
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Nicaragua
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
1,520,408 shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
1,520,408 shares of Common Stock (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,520,408 shares of Common Stock (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.0% (2)
14		TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	This Schedule 13D is filed by Boscolo Intervest Limited, Chelt Trading Limited, The Highview Trust, and Jaime Javier Montealegre Lacayo (collectively, the “Reporting Persons”). These shares of the Issuer’s Common Stock, par value $0.0001 per share (the “Common Stock”), are held by Boscolo Intervest Limited. Chelt Trading Limited is the sole shareholder of Boscolo Intervest Limited. The Highview Trust, a grantor trust, is the sole shareholder of Chelt Trading Limited. Jaime Javier Montealegre Lacayo is the settlor, trustee, and sole beneficiary of The Highview Trust, and as such, possesses the ultimate voting and dispositive power over the Common Shares held by Boscolo Intervest Limited.
(2)	Calculated based on 151,681,314 shares of the Common Stock of the Issuer outstanding as of May 8, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 11, 2023.

Item 1.	Security and Issuer

This Schedule 13D (this “Schedule 13D” or “Statement”) relates to the common stock, par value $0.0001 per share (the “Common Stock”) of GreenLight Biosciences Holdings, PBC (the “Issuer” or the “Company”), whose principal executive offices are located at 29 Hartwell Avenue, Lexington, Massachusetts 02421.

Item 2.	Identity and Background

(a)	This Statement is filed on behalf of the entities and individuals below, all of whom together are referred to herein as the “Reporting Persons”:

i.	Boscolo Intervest Limited, a company duly organized and existing under the laws of the British Virgin Islands;
ii.	Chelt Trading Limited, a company duly organized and existing under the laws of the British Virgin Islands;
iii.	The Highview Trust, a Florida trust; and
iv.	Jaime Javier Montealegre Lacayo, a Costa Rican resident.

(b)	The Reporting Persons’ business addresses are:

i.	Boscolo Intervest Limited, OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands;
ii.	Chelt Trading Limited, OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands;
iii.	The Highview Trust, 79 North Hibiscus Drive, Miami Beach, Florida 33139; and
iv.	Jaime Javier Montealegre Lacayo, Apartado 15-1250, Escazú, San José, Costa Rica.

(c)	The principal business of the Reporting Persons is as follows:

i.	Boscolo Intervest Limited, a holding company with investments in private equity funds;
ii.	Chelt Trading Limited, a holding company with investments in private equity funds;
iii.	The Highview Trust, a trust; and
iv.	Jaime Javier Montealegre Lacayo, businessman and entrepreneur.

(d)	During the last five years, none of the Reporting Persons nor, to the best knowledge of any of the Reporting persons, any person listed on Exhibit B, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons nor, to the best knowledge of any of the Reporting persons, any person listed on Exhibit B, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Boscolo Intervest Limited and Chelt Trading Limited are organized in the British Virgin Islands; The Highview Trust is a Florida Trust; Jamie Javier Montealegre Lacayo is a Nicaraguan national.

Item 3.	Source and Amount of Funds or Other Considerations

The information set forth in Item 4 is hereby incorporated herein by reference into this Item 3.

Item 4.	Purpose of Transaction

Merger Agreement

On May 29, 2023, the Issuer entered into that certain Agreement and Plan of Merger (the “Merger Agreement”) with SW ParentCo, Inc., a Delaware corporation (“Parent”) and wholly-owned subsidiary of Fall Line Endurance Fund, LP, and SW MergerCo, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, (a) Merger Sub will commence a tender offer (the “Offer”) to purchase any and all of the outstanding shares of Common Stock, other than shares of Common Stock held by the certain stockholders of the Company that have entered into the Contribution and Exchange Agreements (as defined below) whereby they have agreed to contribute to Parent their shares of Common Stock (such shares of Common Stock, collectively, the “Rollover Shares”, and such shareholders of the Company holding Rollover Shares, collectively, the “Rollover Stockholders”, each a “Rollover Stockholder”) and the shares of Common Stock held by Parent and Merger Sub and certain other shares specified in the Merger Agreement (together with the Rollover Shares, the “Excluded Shares”), at a purchase price of US$0.30 per share of Common Stock (the “Offer Price”), (b) immediately following the consummation of the Offer, each of the Rollover Stockholders will contribute their Rollover Shares to Parent (the “Rollover”) and (c) as soon as practicable following the consummation of the Merger, but following the consummation of the Rollover, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly owned subsidiary of Parent (the “Merger”).

Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Common Stock issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares, will be cancelled and converted into the right to receive the Offer Price in cash per share without interest and net of any applicable withholding taxes. The Excluded Shares will be automatically cancelled and cease to exist, without payment of any consideration or distribution therefor.

The Merger Agreement contains customary representations and warranties from the parties, and each party has agreed to customary covenants, including, among others, covenants relating to (i) the conduct of business of the Company during the interim period between the execution of the Merger Agreement and the Effective Time (including prohibition on certain actions, such as amendment to organizational documents, payment of dividends or distributions, incurrence of certain capital expenditures, entry into a new line of business, and incurrence of certain indebtedness, among others) and (ii) the obligation to use commercially reasonable efforts to obtain consents, approvals, registrations, waivers, permits, orders or other authorizations from, and making any filings and notifications with, any governmental authority or third party necessary, proper or advisable under applicable law to consummate the Offer and the Merger.

If the Merger is effected, the Issuer’s Common Stock will be delisted from the NASDAQ Capital Market and the Issuer’s obligation to file periodic reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act” or the “Act”) will terminate, and the Issuer will be privately held.

Contribution and Exchange Agreement

In connection with the transactions contemplated by the Merger Agreement, Parent entered into with each of the Rollover Stockholders (which include Boscolo Intervest Limited), a Contribution and Exchange Agreement (collectively, the “Contribution and Exchange Agreements”) pursuant to which the Rollover Stockholders agreed to contribute Rollover Shares to Parent, in exchange for shares of Series A-2 Preferred Stock, par value $0.001 per share, of Parent. The Contribution and Exchange Agreements will terminate upon the first to occur of the consummation of the Merger, the date and time that the Merger Agreement is terminated in accordance with its terms and the date and time that the Board or the Special Committee make an Adverse Recommendation Change in accordance with the Merger Agreement.

The foregoing descriptions of the Merger Agreement and the Contribution and Exchange Agreements and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 99.1 to this Statement, and of the Contribution and Exchange Agreement, a copy of which is filed as Exhibit 99.2 to this Statement, each of which is incorporated by reference into this Item 4. The Merger Agreement and the Contribution and Exchange Agreements are incorporated herein by reference to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual or financial information about the Issuer, Parent, or any of their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement and the Contribution and Exchange Agreements were made only for purposes of that agreement, as applicable, and as of specific dates; were solely for the benefit of the other parties thereto; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties thereto instead of establishing those matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of the Issuer, Parent, Merger Sub or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of such agreements, which subsequent information may or may not be fully reflected in public disclosures by the Issuer or Parent. Neither the Merger Agreement nor the Contribution and Exchange Agreements should not be read alone, but should instead be read in conjunction with the other information regarding the companies and the transactions contemplated thereby that will be contained in, or incorporated by reference into, the tender offer statement on Schedule TO and Schedule 13E-3 and the Solicitation/Recommendation Statement on Schedule 14D-9, as well as in the other filings that each of the Issuer, Parent and Merger Sub make with the Securities and Exchange Commission (the “SEC”).

Item 5.	Interest in Securities of the Issuer

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class(2)
Boscolo Intervest Limited(1)	1,520,408	0	1,520,408	0	1,520,408	1,520,408	1.0%
Chelt Trading Limited(1)	0	0	1,520,408	0	1,520,408	1,520,408	1.0%
The Highview Trust(1)	0	0	1,520,408	0	1,520,408	1,520,408	1.0%
Jaime Javier Montealegre Lacayo(1)	0	0	1,520,408	0	1,520,408	1,520,408	1.0%

(1)	This Schedule 13D is filed by Boscolo Intervest Limited, Chelt Trading Limited, The Highview Trust, and Jaime Javier Montealegre Lacayo (collectively, the “Reporting Persons”). These shares of the Issuer’s Common Stock, par value $0.0001 per share (the “Common Stock”), are held by Boscolo Intervest Limited. Chelt Trading Limited is the sole shareholder of Boscolo Intervest Limited. The Highview Trust, a grantor trust, is the sole shareholder of Chelt Trading Limited. Jaime Javier Montealegre Lacayo is the settlor, trustee, and sole beneficiary of The Highview Trust, and as such, possesses the ultimate voting and dispositive power over the Common Shares held by Boscolo Intervest Limited.

(2)	Calculated based on 151,681,314 shares of the Common Stock of the Issuer outstanding as of May 8, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 11, 2023.

As a result of the Reporting Persons’ actions in respect of the Contribution and Exchange Agreements, the Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Such “group” may constitute the following persons listed below:

Shares Outstanding	151,681,314

Name	Number of Shares (per their forms)	% Ownership
S2G Ventures Fund I, LP	2,087,043	1.38%
S2G Ventures Fund II, LP	8,582,284	5.66%
S2G Builders Food & Agriculture Fund III, LP	11,551,245	7.62%
Builders GRNA Holdings, LLC	127,551	0.08%
Morningside Venture Investments Ltd.	15,919,155	10.50%
MVIL, LLC (morningside)	1,000,000	0.66%
Fall Line Endurance Fund, LP	11,452,834	7.55%
Kodiak Venture Partners III, L.P	9,573,157	6.31%
Kodiak III Entrepreneurs Fund, L.P.	236,741	0.16%
Continental Grain Company	2,387,044	1.57%
Conti Greenlight Investors, LP	4,102,198	2.70%
MLS Capital Fund II, L.P.	5,818,575	3.84%
Cormorant Global Healthcare Master Fund, LP	4,751,020	3.13%
Cormorant Private Healthcare Fund II, LP	4,437,639	2.93%
Neglected Climate Opportunities, LLC	4,041,280	2.66%
Rivas Ventures LLC	3,515,333	2.32%
Prelude Ventures LC	3,189,151	2.10%
CG Investments Inc. VI	1,552,500	1.02%
Lewis & Clark Plant Sciences Fund I, LP	1,816,746	1.20%
Lewis & Clark Ventures I, LP	557,632	0.37%
Insud Pharma, S.L.	2,551,020	1.68%
Xeraya Cove Ltd.	1,734,277	1.14%
The Board of Trustees of the LeLand Stanford Junior University	1,687,374	1.11%
Alexandria Venture Investments, LLC	1,609,909	1.06%
Boscolo Intervest Limited	1,520,408	1.00%
Macro Continental, Inc.	1,416,895	0.93%
Malacca Jitra PTE Inc.	1,368,301	0.90%
Cummings Foundation, Inc.	1,275,510	0.84%
Grupo Ferrer Internacional, S.A.	1,094,248	0.72%
Sage Hill Investors	1,000,000	0.66%
Serum Institute	1,000,000	0.66%
Tao Invest III LLC	834,817	0.55%
Tao Invest V	1,836,847	1.21%

Series GreenLight 2, a separate series of BlueIO Growth LLC	569,423	0.38%
Series Greenlight, a separate series of BlueIO Growth LLC	500,890	0.33%
New Stuff LLC	500,000	0.33%
New Stuff Deux LLC	306,112	0.20%
Lupa Investment Holdings, LP	367,369	0.24%
RPB Ventures, LLC	300,000	0.20%
Velocity Financial Group	292,186	0.19%
David Brewster	172,500	0.11%
Rosemary Sagar (BlueIO investor)	208,704	0.14%
Michael Ruettgers Revocable Trust as amended and restated	206,629	0.14%
Furneaux Capital Holdco, LLC	188,134	0.12%
Deval Patrick	172,500	0.11%
Samambaia Investments Limited	159,493	0.11%
Carole S. Furneaux	150,000	0.10%
Alfa Holdings, Inc.	100,000	0.07%
Ricardo Sagrera	93,860	0.06%
Michael Steinberg	91,842	0.06%
Rodrigo Aguilar	85,330	0.06%
Roger Richard	69,888	0.05%
Matthew Walker	63,775	0.04%
Dennis Clarke	25,510	0.02%
Eric Anderson	25,510	0.02%
Karthikeyan Ramachandriya	47,000	0.03%
Marta Ortega-Valle	29,798	0.02%
Himanshu Dhamankar	27,255	0.02%
Sweta Gupta	2,329	0.00%
Jason Gillian	28,732	0.02%
Ifeyinwa Iwuchukwu	14,886	0.01%
Nicholas Skizim	26,965	0.02%
Lorenzo Aulisa	2,697	0.00%
Caitlin Macadino	28,821	0.02%
Riverroad Capital Partners	12,010	0.01%
Anna Senczuk	9,984	0.01%
Steve Naugler	8,157	0.01%
Maria Lurantos	4,015	0.00%
TOTAL	120,521,038	79.46%

As a result, the group may be deemed to have acquired beneficial ownership of all the shares beneficially owned by each member of the “group”. As such, the group may be deemed to beneficially own in the aggregate 120,521,038 shares of Common Stock. The above Common Stock does not include any Common Stock which may be beneficially owned by any of the other parties to the Merger Documents not listed above. Neither the filing of this Statement nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of the Common Stock beneficially owned in the aggregate by other members of the “group” and their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

The information set forth in Item 4 is hereby incorporated by reference into this Item 5.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 is hereby incorporated by reference into this Item 6.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

99.1	Agreement and Plan of Merger, dated May 29, 2023, by and among GreenLight Biosciences Holdings, PBC, SW Parent Co., Inc., and SW Merger Co., Inc. (incorporated by reference to Exhibit 2.1 to the GreenLight Biosciences Holdings, PBC Form 8-K filed with the Securities and Exchange Commission on May 30, 2023)

99.2	Form of Contribution and Exchange Agreement, dated May 29, 2023, by and between each of the Rollover Stockholders and SW Parent Co., Inc. (incorporated by reference to Exhibit 99.3 to the Fall Line Capital, LLC Schedule 13D/A filed with the Securities and Exchange Commission on May 30, 2023)

99.3	Joint Filing Agreement pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 2023

Boscolo Intervest Limited

By: /s/ Rafael Urquia II

       Rafael Urquia II

Its: Director / Secretary

Chelt Trading Limited

By: /s/ Rafael Urquia II

       Rafael Urquia II

Its: Director / Secretary

The Highview Trust

By: /s/ Jaime Javier Montealegre Lacayo

       Jaime Javier Montealegre Lacayo

Its: Trustee

Jaime Javier Montealegre Lacayo

By: /s/ Jaime Javier Montealegre Lacayo

Name: Jaime Javier Montealegre Lacayo

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree as follows:

(i)       Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)      Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

(iii)     Each of them agrees that the Schedule 13D to which this Exhibit is attached shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13(d)-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended.

Date: June 8, 2023

Boscolo Intervest Limited

By: /s/ Rafael Urquia II

       Rafael Urquia II

Its: Director / Secretary

Chelt Trading Limited

By: /s/ Rafael Urquia II

       Rafael Urquia II

Its: Director / Secretary

The Highview Trust

By: /s/ Jaime Javier Montealegre Lacayo

       Jaime Javier Montealegre Lacayo

Its: Trustee

Jaime Javier Montealegre Lacayo

By: /s/ Jaime Javier Montealegre Lacayo

Name: Jaime Javier Montealegre Lacayo

EXHIBIT B

LIST OF DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

(i)	Directors and Executive Officers of Boscolo Intervest Limited

The name, business address, title, present principal occupation or employment and citizenship of

The directors and executive officers of Boscolo Intervest Limited are set forth below.

Name and Office Held	Present Principal Occupation	Citizenship	Residence or Business Address
Steinhoff Limited (Director/President)	Corporate Administrator	British Virgin Islands	OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands
Oswalds Ltd. (Director/Vice President)	Corporate Administrator	British Virgin Islands	OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands
Rafael Urquia II (Director/Secretary)	Attorney-at-Law	United States of America	885 Third Avenue, 17th Floor, New York, New York 10022, U.S.A.
Annie Borello (Assistant Secretary)	Attorney-at-Law	United States of America	885 Third Avenue, 17th Floor, New York, New York 10022, U.S.A.

(ii)	Directors and Executive Officers of Chelt Trading Limited

The name, business address, title, present principal occupation or employment and citizenship of

The directors and executive officers of Chelt Trading Limited are set forth below.

Name and Office Held	Present Principal Occupation	Citizenship	Residence or Business Address
Steinhoff Limited (Director/President)	Corporate Administrator	British Virgin Islands	OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands
Oswalds Ltd. (Director/Vice President)	Corporate Administrator	British Virgin Islands	OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands
Rafael Urquia II (Director/Secretary)	Attorney-at-Law	United States of America	885 Third Avenue, 17th Floor, New York, New York 10022, U.S.A.
Annie Borello (Assistant Secretary)	Attorney-at-Law	United States of America	885 Third Avenue, 17th Floor, New York, New York 10022, U.S.A.